DIVIDEND REINVESTMENT PLAN

To Our Common Shareholders:

We are pleased to offer a convenient way for you to increase your investment in common shares of DNP Select Income Fund through our dividend reinvestment and cash purchase plan. The Fund absorbs all costs of administering the plan except any securities brokerage commissions (or equivalent purchase costs) and certain service charges imposed by the bank.

Under the plan, the total amount of cash distributions on your shares, both dividends of investment income and distributions of capital gains, and of such funds as you may wish to provide voluntarily for purchases of additional shares, will be invested for you in additional common shares of the Fund.

Once you enroll, your participation will begin at the time of the record date for the next distribution following receipt of your authorization card. Instead of receiving cash, you will receive a monthly statement indicating the number of shares allocated to you.

The plan is administered by The Bank of New York. Your participation is entirely voluntary and you may withdraw from the plan at any time.

A description of the plan follows this letter. We hope you will take advantage of the plan if it suits your investment objectives.

Sincerely,

Claire V. Hansen
Chairman

Description of

DIVIDEND REINVESTMENT AND

CASH PURCHASE PLAN

For Common Shareholders

The dividend reinvestment and cash purchase plan is available to all registered holders of common shares of DNP Select Income Fund Inc. The plan provides a convenient way to acquire additional common shares of the Fund by automatic reinvestment of cash distributions paid on such shares, and by voluntary additional investment in the shares. The plan is offered through The Bank of New York, which is the plan agent of the participants.

Eligibility

For those common shares registered in your own name, you may join the plan directly and have all cash distributions that are paid on such shares, including both dividends of investment income and distributions of capital gains, reinvested in additional common shares. In order to participate in the plan, please write or call the Bank of York to request an authorization card. The bank's address and telephone number appear at the end of this plan description.

If ownership of your shares, or of some of them, is registered in a broker's ''street name'' or in other nominee name, please ask the nominee to include those shares in the plan. The plan permits a nominee to participate on behalf of its underlying owners who wish to participate. However, some nominees may not permit an underlying owner to participate without transferring the shares into the owner's name.

How Reinvestments are Made

By participating in the plan, you authorize the bank to reinvest all of your cash distributions in additional common shares. The total number of reinvestment shares will be allocated among you and the other plan participants on a pro rata basis, and will be determined by dividing the dollar amount of the distribution to be reinvested by the applicable price per share, determined as follows:

  (a) If the current market price of the shares equals or exceeds their net asset value, the Fund will issue new shares to the plan at the greater of current net asset value or 95% of the then current market price, without any brokerage commissions (or equivalent purchase costs).

  (b) If the current market price of the shares is less than their net asset value, the bank will receive the distributions in cash and will purchase the reinvestment shares in the open market or in private purchases for the participants' accounts. Each participant will pay a pro rata share of any brokerage commissions (or equivalent purchase costs) incurred in connection with such purchases. Purchases are made through BNY ESI & Co., Inc.

You will receive a statement each month, showing the total shares in your plan account, along with the amount of the latest reinvested distribution, the number of shares purchased and the price per share.

Your reinvestment shares will be accumulated in your plan account in non-certificated form. If you would like to do so, you may send to the bank the certificates for some or all of your other common shares, which thereafter will be included in statements as non-certificated shares.

A certificate for whole shares (but not for the fractional share) accumulated in your plan account will be mailed to you if you should so request in writing. You would need a certificate for any shares that you intended to sell in the securities markets, in order to make timely delivery of the shares sold. You may also need a certificate to pledge or assign your shares.

Distributions paid on all of the shares in your plan account, both certificated and non-certificated, will be reinvested as long as you continue to participate in the plan.

Voluntary Additional Share Investment

If you participate in the plan and would like to acquire more common shares than you expect to receive in reinvestment of your distributions, you may do so by sending to the bank a check for at least $100, though not more than $5,000 in any month. Making a voluntary additional purchase in one month does not obligate you to make any further purchases. Commencing at the date of the next distribution (assuming that your check has been received by the bank by the second preceding business day), the bank will aggregate all such additional funds and will purchase shares in open market or private transactions. Shares so purchased will be allocated to your account on a pro rata basis, and you will pay a $2.50 charge imposed by the bank and a pro rata share of any brokerage commissions (or equivalent purchase costs) incurred in connection with such purchases. If reinvestment shares are also to be acquired in open market or private transactions, the bank will aggregate the funds for voluntary additional purchases and for reinvestment. In no event will shares for voluntary additional investment be obtained from the Fund. Make all checks payable to ''The Bank of New York''. Checks drawn on a foreign bank are subject to collection and collection fees, and will be invested at the time of the next distribution after funds are collected by the bank.

Because you will not receive interest on voluntary additional funds held by the bank pending investment, you should send your check so that it will be received by the bank as close as possible to, but not later than, the second business day preceding a distribution date. The Fund ordinarily pays a distribution on the 10th of each month (or the next business day if the 10th is not a business day).

Joining the Plan

You may send in the plan authorization card at any time. Reinvestment of your distributions will begin with the next distribution for which the record date is after receipt of your authorization card.

Cost of the Plan

The cost of administering the plan is borne by the Fund. You will pay your pro rata share of any brokerage commissions (or equivalent purchase costs) incurred in connection with purchases by the bank for reinvestment of distributions and voluntary cash payments. The bank imposes charges on participants for voluntary cash purchases (currently $2.50) and selling a participant's shares on termination of participation (currently $5.00). The Fund reserves the right to amend the plan to institute a service charge to participants.

Tax Information

Distributions that are reinvested are subject to income tax to the same extent as if received in cash. All shareholders will receive an IRS Form 1099 information return regarding the federal income tax status of distributions paid during the prior year.

Fractional Shares

As a participant in the plan, the entire amount of each distribution on your shares and of any voluntary additional funds is invested in additional shares, including a fractional share computed to four decimal places. You will receive distributions on your fractional share balance. However, a certificate will not be issued for a fractional share.

Voting

You will have voting rights on all of the whole shares and on the fractional share balance in your plan account.

To Terminate Your Participation

You may terminate your participation in the plan at any time by giving written notice to the bank. If your letter of termination is received by the bank less than seven business days before the record date for a distribution, it will not be effective until the next distribution.

Upon discontinuing your participation, you will have two choices.

  (a) If you so request in your letter of termination to the bank, the bank will sell your shares and send you a check for the net proceeds (including payment of the value of a fractional share) after deducting the bank's $5.00 charge and any brokerage commission (or equivalent sale cost).

  (b) If you do not so request, you will receive from the bank a certificate for the number of whole non-certificated shares in your share account, and a check in payment of the value of a fractional share.

If and when it should be determined that the only balance remaining in your plan account is a fraction of a single share, your participation will be deemed to have terminated, and the bank will mail you a check for the value of your fractional share determined as in the case of other terminations.

Please direct any questions about the plan or your plan account to:

The Bank of New York
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
877/381-2537

DNP Select Income Fund INC.

Dividend Reinvestment and Cash Purchase

Plan for Common Shareholders

All cash distributions paid on common shares that are in the dividend reinvestment plan, both income dividends and capital gains distributions, are automatically invested by The Bank of New York, as agent of the common shareholders participating in the plan, in additional common shares of the Fund.

A registered shareholder may join the plan for those shares that are registered in the shareholder's own name by signing the dividend reinvestment plan authorization card in the name(s) of the registered shareholder(s), and mailing it to the bank.

If a holder's shares, or some of them, are registered in the name of a broker or other nominee, and the holder wishes the cash distributions on those shares to be reinvested under the plan, the nominee (including any depositor of shares held in a securities depository) may join the plan on behalf of its underlying owner.

A participation in reinvestment will start as of the time of the next distribution record date after a shareholder's authorization card is received by the bank.

When a distribution is reinvested under the plan, the number of reinvestment shares is determined as follows:

  (i) If, at the time of valuation, the shares are being traded in the securities markets at net asset value or at a premium over net asset value, the reinvestment shares are obtained by the bank directly from the Fund, at a price equal to the greater of net asset value or 95% of the then current market price, without any brokerage commissions (or equivalent purchase costs).

  (ii) If, at the time of valuation, the shares are being traded in the securities markets at a discount from net asset value, the bank receives the distribution in cash, and uses it to purchase shares in the open market, including on the New York Stock Exchange, or in private purchases, for the participants' accounts. Shares are allocated to the accounts of the respective participants at the average price per share, plus any brokerage commissions (or equivalent transaction costs), paid by the bank for all shares purchased by it in reinvestment of the distribution(s) paid on a particular day and in concurrent purchases of shares for voluntary additional share investment.

The time of valuation is the close of trading on the New York Stock Exchange on the most recent day preceding the date of payment of the dividend or distribution on which that exchange is open for trading. As of that time, J.J.B. Hilliard, W.L. Lyons, Inc., the Fund's administrator, compares the net asset value per share as of the time of the close of trading on the New York Stock Exchange on that day and the last reported sale price per share on the New York Stock Exchange, and determines which of the alternative procedures described above are to be followed.

The reinvestment shares are credited pro rata to the plan account of each of the respective participants in the Fund's stock records maintained by the bank, including a fractional share to four decimal places. The bank sends to each participant a monthly written statement of each transaction in the participant's share account, including information that the participant will need for income tax records. Also, plan participants may elect to send to the bank certificates for their other common shares, which thereafter will be included in statements of their share accounts as non-certificated shares.

Plan participants may purchase additional common shares through the plan by delivering to the bank a check for at least $100, but not more than $5,000 in any month. The bank will use the funds to purchase shares in the open market or in private transactions as described in this plan, except that the bank may so purchase the shares at more, as well as less, than net asset value, because the Fund will not issue new shares or supply treasury shares for such voluntary additional share investment. Purchases will be made commencing with the time of the first distribution payment following the second business day after receipt of the funds for additional purchases, and may be aggregated with purchases of shares for reinvestment of the distribution. Shares will be allocated to the accounts of participants purchasing additional shares at the average price per share, plus a service charge imposed by the bank and brokerage commissions (or equivalent purchase costs) paid by the bank for all shares purchased by it, including for reinvestment of distributions. Checks drawn on a foreign bank are subject to collection and collection fees, and will be invested at the time of the next distribution after funds are collected by the bank.

The bank will make every effort to invest funds promptly, and in no event more than 30 days after the bank receives a distribution, except where postponement is deemed necessary to comply with applicable provisions of the federal securities laws.

Funds sent to the bank for voluntary additional share investment may be recalled by the participant by written notice received by the bank not later than two business days before the next distribution payment date. If for any reason a regular monthly distribution is not paid by the Fund, funds for voluntary additional share investment will be returned to the participant, unless the participant specifically directs that they continue to be held by the bank for subsequent investment.

Distributions are paid on fractional shares in the plan accounts, and such fractional shares may be voted, but certificates will not be issued for fractional shares. A certificate for whole shares (but not for the fractional share) accumulated in an account will be mailed to a participant upon written request. Those certificated shares will continue to be included in the participant's plan account.

A participant may leave the plan at any time by written notice to the bank. A notice of termination will be effective with the next distribution the record date for which is at least seven business days after receipt of the notice by the bank.

A participant who leaves the plan will receive by mail a certificate for the number of whole non-certificated shares held in the participant's share account, and a check for the fractional share valued at the last reported sale price of the Fund's shares on the New York Stock Exchange on the date that the discontinuance is effective (or if the exchange is not open for trading on that day, on the next preceding day on which it was open), or if the participant so requests in the written notice to the bank, the bank will sell the shares and mail to the participant a check for the sale proceeds less a service charge imposed by the bank and brokerage commissions (or equivalent sale costs) and for the fractional share valued as described earlier in this sentence.

If and when it should be determined that the only share balance remaining in a participant's plan account is a fraction of a single share, the participation will be deemed to have terminated, and the bank will mail to the participant a check for the balance determined as in other terminations.

If as of any day on which the last reported sale price of the Fund's shares on the New York Stock Exchange is required to be determined pursuant to this plan, no sales of the shares are reported on that exchange, the mean of the bid prices and of the asked prices on that exchange as of the time of the close of trading on the exchange will be substituted.

The Fund may change, suspend or terminate the plan at any time, and will promptly mail a notice of such action to the participants at their last address of record with the bank.

The bank shall not be liable hereunder for any act done in good faith and in the exercise of reasonable care, or for any omission to act in good faith and in the exercise of reasonable care, including, without limitation, any claims of liability (1) arising out of any such act or omission to act which occurs prior to the termination of participation and (2) with respect to the prices at which shares are purchased for participants' accounts and the times such purchases are made.

Authorization to participate in the plan shall be governed by the laws of the State of New York.